UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(A)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(A)
                                (AMENDMENT NO. )*

                      International Dispensing Corporation
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                                (Name of Issuer)


                     Common Stock, par value $.001 per share
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                         (Title of Class of Securities)


                                   459407 10 2
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                                 (CUSIP Number)


                      Harvey R. Miller, Esq. as Trustee for
                    the Liquidation of Stratton Oakmont, Inc.
                         c/o Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                            New York, New York 10153
                                 (212) 310-8000
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                       January 29, 1997 - January 23, 1998
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                13D

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CUSIP NO.     459407 10 2                  PAGE 2 OF   PAGES
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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     HARVEY R. MILLER, AS TRUSTEE FOR THE LIQUIDATION OF STRATTON OAKMONT, INC.

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (A) |_|
                                                                         (B) |_|

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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

     NOT APPLICABLE
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                    |_|

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES OF AMERICA
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                     7     SOLE VOTING POWER
 NUMBER OF                 210,500
   SHARES
BENEFICIALLY     ---------------------------------------------------------------
 OWNED BY            8     SHARED VOTING POWER
   EACH                    NONE.
 REPORTING
  PERSON         ---------------------------------------------------------------
   WITH              9     SOLE DISPOSITIVE POWER
                           210,500

                 ---------------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER
                           NONE.

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      210,500

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      2.2%

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14   TYPE OF REPORTING PERSON*

     OO

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                EXPLANATORY NOTE

     On January 29, 1997 (the "Commencement Date"), the Honorable John E. Sprizzo, United States District Court Judge for the Southern District of New York, entered an order which, among other things, appointed Harvey R. Miller, Esquire, as trustee (the "Trustee") to liquidate the business of Stratton Oakmont, Inc. ("Stratton Oakmont") pursuant to section 5(b)(3) of the Securities Investor Protection Act of 1970, as amended, 15 U.S.C. ss. 78aaa et seq. ("SIPA"), and removed such liquidation proceeding, SIPA Proceeding No. 97-8074A
(TLB) (the "SIPA Proceeding"), to the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court") pursuant to section 5(b)(4) of SIPA.

         Stratton Oakmont had been a broker/dealer and a member firm of the National Association of Securities Dealers, Inc. ("NASD"). Over a period of several years, Stratton Oakmont was the subject of numerous disciplinary actions brought by the NASD, the Securities and Exchange Commission ("SEC"), and state regulators involving fraud, market manipulation, sales practice abuses and failures to adequately supervise its employees. On December 5, 1996, the NASD announced, among other things, that it had expelled Stratton Oakmont from the securities industry, and on December 6, 1996, Stratton Oakmont filed a Form BDW to withdraw its broker-dealer registration.

         Stratton Oakmont may have been required to file a statement on Schedule 13G and/or Schedule 13D prior to the date hereof. However, following the Commencement Date, (i) the employees of Stratton Oakmont knowledgeable in the affairs of Stratton Oakmont have not been available and (ii) the books and records of Stratton Oakmont are not sufficiently organized and/or complete. Accordingly, the information set forth in this statement on Schedule 13D concerning Stratton Oakmont and its beneficial ownership of securities is to the best of the Trustee's knowledge and belief.

                                      * * *

         In October 1996, Stratton Oakmont was the underwriter for International Dispensing Corporation (the "Issuer") in connection with the initial public offering by the Issuer of 833,334 Units (the "Company Units") on a "best efforts, all-or-none" basis at a price of $12.00 per Unit (the "Offering"). Each Company Unit consisted of two shares of common stock, par value $0.001 per share, of the Issuer (the "Common Stock") and two redeemable class A warrants (the "Class A Warrants"). The offering also included 787,500 Units (the "Bridge Units," and together with the Company Units, the "Units") owned and offered by sixteen non-affiliates of the Issuer. The Bridge Units consisted of an aggregate of 1,575,000 shares of Common Stock and 1,575,000 Class A Warrants. The Common Stock and the Class A Warrants underlying the Units were detachable and separately tradeable immediately upon issuance. The Class A Warrants are exercisable commencing one year after October 3, 1996 (October 3, 1996 being referred to herein as the "Effective Date"). Each Class A Warrant entitles the holder thereof to purchase one share of Common Stock at $7.00 per share (subject to certain adjustments) during the four-year period commencing one year from the Effective Date. The Class A Warrants are redeemable by the Issuer for $0.05 per Class A Warrant under certain conditions. The closing of the Offering occurred on October 23, 1996.

         As set forth in "Underwriting" section of the prospectus, dated October 3, 1996, included in Registration Statement (No. 333-7915) on Form SB-2 relating to the Offering of the Units (the "Registration Statement"):

                  The Issuer agreed to pay Stratton Oakmont, in addition to underwriting discounts and commissions of eight and one-half (8.5%) percent of the proceeds from sales of Company Units, a non-accountable expense allowance of $50,000. The Issuer also agreed to pay to Stratton Oakmont a fee of four (4%) percent of the exercise price of the Class A Warrants on all Class A Warrants exercised one year after the Effective Date (not including Class A Warrants exercised by the Stratton Oakmont), provided, among other things, that the exercising warrantholder identifies Stratton Oakmont in writing as having solicited the exercise of such Class A Warrants and that the fees paid are in compliance with Rule 2710(c)(6)(B)(xi) of the NASD Conduct Rules.

                  The Issuer agreed to sell to Stratton Oakmont, or its designees, for a purchase price of $.001 per underlying Unit, an option to purchase up to an aggregate of 83,333 Units (the "Underwriter's Unit Purchase Option"). The Underwriter's Unit Purchase Option shall be exercisable for a term of four (4) years commencing twelve (12) months after the Effective Date. The Underwriter's Unit Purchase Option may not be assigned, transferred, sold or hypothecated by the Stratton Oakmont until twelve (12) months after the Effective Date, except to officers of Stratton Oakmont. Any profits realized by Stratton Oakmont upon the sale of the Units issuable upon exercise of the Underwriter's Unit Purchase Option may be deemed to be additional underwriting compensation. The exercise price of the Units issuable upon exercise of the Underwriter's Unit Purchase Option during the period of exercisability shall be 165% of the initial public offering price of the Units ($19.80 per Unit). The exercise price of the Class A Warrants included in the Units issuable upon exercise of the Underwriter's Unit Purchase Option during the period of exercisability shall be 165% of the exercise price of the Class A Warrants included in the Company Units and the Bridge Units ($11.55 per Unit). The exercise price of the Underwriter's Unit Purchase Option and the Class A Warrants included thereunder, as well as the number of shares covered thereby, are subject to adjustment in certain events to prevent dilution.

                  For a period of five (5) years following the Effective Date, if the Issuer enters into a transaction (including a merger, joint venture or the acquisition of another entity) introduced to the Issuer by Stratton Oakmont, the Issuer has agreed to pay Stratton Oakmont a finder's fee equal to (i) 5.0% of the first $3,000,000 of consideration involved in the transaction, (ii) 4.0% of the next $3,000,000 of such consideration, (iii) 3.0% of the next $2,000,000 of such consideration,
         (iv) 2.0% of the next $2,000,000 of such consideration and (v) 1.0% of such consideration in excess of $10,000,000.

                  As of the Effective Date, all of the Issuer's stockholders have agreed that with respect to all of the shares held by them, they will not sell, transfer, pledge or otherwise encumber any securities of the Issuer for a period of 24 months from the Effective Date, without Stratton Oakmont's prior written consent. Moreover, except for the issuance of shares of capital stock by the Issuer in connection with a dividend, recapitalization, reorganization or similar transaction or as a result of the exercise of warrants or outstanding options disclosed in the Registration Statement, the Issuer shall not, for a period of 24 months following the Effective Date, directly or indirectly, offer, sell or issue any shares of its Common Stock, or any security exchangeable or exercisable for, or convertible into, shares of Common Stock, without the prior written consent of Stratton Oakmont.

                  In accordance with the Underwriting Agreement, Stratton Oakmont is entitled to designate an observer (the "Board Observer") to the Board of Directors of the Issuer, who will be kept apprised of all material activities conducted by the Board, including being in attendance at all meetings of the Board.

         Following the completion of the Offering, Stratton Oakmont made a market in or otherwise effected transactions in the Issuer's securities. However, as indicated above, Stratton Oakmont ceased to be a registered broker-dealer on December 6, 1996, and therefore ceased to be a market maker in the Issuer's securities at that time.

         On December 23, 1997, Stratton Oakmont transferred 995,705 shares of Common Stock of the Issuer and securities of other public companies to Joseph Daniel Card as collateral security for the payment of a judgment in Mr. Card's favor against Stratton Oakmont. On December 23, 1996, the total indebtedness of Stratton Oakmont to Mr. Card was approximately $600,000. In connection with the transfer of the securities to Mr. Card by Stratton Oakmont, Mr. Card agreed that none of the securities transferred to Mr. Card would be disposed of before January 15, 1997. Thereafter, if any of Mr. Card's judgment against Stratton Oakmont remains unsatisfied, Mr. Card may liquidate no more than $20,000 per day in securities transferred to Mr. Card, including shares of Common Stock of the Issuer, until the full amount of the judgment against Stratton Oakmont is satisfied. Such liquidation must be done in cooperation with Stratton Oakmont. Any securities, including shares of Common Stock of the Issuer, remaining after the judgment has been fully satisfied are to be returned to Stratton Oakmont.

                                      * * *


ITEM 1.  SECURITY AND ISSUER

         The title and class of equity security to which this statement on
Schedule 13D relates is the common stock, $.001 par value per share (the "Common Stock"), of International Dispensing Corporation, a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive office is 342 Madison Avenue, Suite 1034, New York, New York 10173.


ITEM 2.  IDENTITY AND BACKGROUND

         (a) The name of the person filing this statement is Harvey R. Miller, Esq. as trustee for the liquidation of Stratton Oakmont, Inc. (the "Trustee").

         (b) The Trustee's business address is Weil, Gotshal & Manges LLP, 767 Fifth Avenue, New York, New York 10153.

         (c) The Trustee's present principal occupation is as a partner in the law firm of Weil, Gotshal & Manges LLP, whose principal office is located at 767 Fifth Avenue, New York, New York 10153.

         (d) During the last five years, the Trustee has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, the Trustee has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The Trustee is a citizen of the United States of America.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The Trustee does not know the source and amount of funds used by Stratton Oakmont in making the purchases of shares of Common Stock for which the Trustee beneficially owns.


ITEM 4.  PURPOSE OF TRANSACTION

         The Trustee has no plan for or intention of acquiring additional securities of the Issuer. The Trustee presently intends to dispose of the securities of the Issuer at any time and from time to time in the open market or otherwise, including dispositions contemplated by the Sale and Assignment Agreement (as defined in Item 6). The response to Item 6 is incorporated herein by reference. Although the foregoing represents the range of activities presently contemplated by Trustee with respect to the Issuer, it should be noted that the possible activities of the Trustee are subject to change at any time.

         Except as set forth above, the Trustee has no present plans or intentions which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


ITEM 5.  INTEREST IN SECURITIES OF ISSUER

         (a) As of the close of business on January 23, 1998, the Trustee beneficially owned in the aggregate 210,500 shares of the Common Stock of the Issuer, representing approximately 2.2% of the outstanding shares of the Common Stock of the Issuer (based on the number of shares of Common Stock reported to be outstanding as of November 12, 1997, as set forth in the Issuer's Form 10-QSB for the quarterly period ended September 30, 1997 (9,566,668 shares)).

         (b) The responses of the Trustee to (i) Rows (7) through (10) of the cover page of this statement on Schedule 13D and (ii) Item 5(a) hereof are incorporated herein by reference.

         (c) On January 15, 1998, the Trustee sold 177,778 shares of Common Stock to Mr. Card for $1.125 per share pursuant to a Settlement Agreement (as defined in Item 6). On January 23, 1998, the Trustee sold 617,927 shares of Common Stock to the IDC Purchasers (as defined in Item 6) for $0.60 per share and assigned all of Stratton Oakmont's rights under the Underwriting Agreement and Underwriter's Unit Purchase Option to the Issuer, in each case, pursuant to a Sale and Assignment Agreement (as defined in Item 6). See Explanatory Note and the response to Item 6.

         There have been no other transactions in Common Stock that were effected during the past 60 days by the Trustee.

         (d) Not applicable.

         (e) On January 23, 1998, the Trustee ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The Explanatory Note is incorporated herein by reference.

         On November 19, 1997, the Trustee and Mr. Card entered into a Settlement Agreement (the "Settlement Agreement") pursuant to which Mr. Card agreed to transfer to the Trustee, or to the Trustee's designee, (i) all of the securities, including 995,705 shares of Common Stock of the Issuer, that had been pledged by Stratton Oakmont as collateral to Mr. Card and (ii) all of Mr. Card's right, title and interest in such securities, in exchange for, at the discretion of the Trustee, either (x) payment by the Trustee to Mr. Card of $200,000 or (y) Mr. Card retaining a number of shares of Common Stock of the Issuer having a value equal to $200,000 (the "Card Shares"). The closing of the transactions contemplated by the Settlement Agreement is subject to the approval of the Settlement Agreement by the Bankruptcy Court.

         On November 19, 1997, the Trustee and the Issuer entered into a Sale and Assignment Agreement (the "Sale and Assignment Agreement") pursuant to which the Trustee agreed to sell to the Issuer or to no more that ten qualified designees of the Issuer (the "IDC Designees" and together with the Issuer, the "IDC Purchasers"), (a) on the closing date an aggregate number of shares of Common Stock of the Issuer equal to or greater than 995,705 shares minus (1) the number of shares, if any retained by Mr. Card pursuant to the Settlement Agreement and (2) 200,000 shares (the "Reserved Shares"), and (b) all of the remaining shares of Common Stock held by the Trustee on or prior to the first business day that is 180 days after the closing date. The Trustee also agreed to assign to the Issuer on the closing date all of Stratton Oakmont's right, title and interest in, to and under the Underwriting Agreement, including, without limitation, all of its right, title and interest in, to and under the Underwriter's Unit Purchase Option. In consideration for the agreements of the Trustee contained in the Sale and Assignment Agreement, the IDC Purchasers agreed to pay the Trustee $0.60 for each share of Common Stock tendered by the Trustee, and in the event of the failure of an IDC Designee to tender such purchase price, the Issuer is obligated to pay such price immediately. The closing of the transactions contemplated by the Sale and Assignment Agreement is subject to the approval of the Sale and Assignment Agreement by the Bankruptcy Court.

         On January 9, 1998, the Bankruptcy Court entered an order, which among other things, authorized the Trustee: to enter into the Settlement Agreement and the Sale and Assignment Agreement; to sell or transfer the shares of Common Stock of the Issuer and assign Stratton Oakmont's rights under the Underwriting Agreement pursuant to the Settlement Agreement and the Sale and Assignment Agreement, as the case may be; and to sell the Reserved Shares in the public market at such times and in such amounts as the Trustee deems advisable. As set forth in the order, the Bankruptcy Court found: the Reserved Shares and the Card Shares were not acquired from the Issuer, but rather were acquired through trading in the public securities markets; the Trustee is not an issuer, underwriter or dealer in respect if the sale of the Reserved Shares or the Card Shares for purposes of the Securities Act; and the Trustee is not a person directly or indirectly controlling or controlled by the Issuer or any of its affiliates.

         The Trustee is not a party to any other contracts, arrangements, understandings or relationships (legal or otherwise) with respect to the securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit A.        Form of Underwriting Agreement (incorporated herein by
                  reference to Exhibit 1.1 to Amendment No. 2 to the Issuer's
                  Registration Statement on Form SB-2 (Registration
                  No. 333-7915), (the "Form SB-2 #2")).

Exhibit B.        Form of Underwriter's Unit Purchase Option (incorporated
                  herein by reference to Exhibit 4.3 to the Form SB-2 #2).

Exhibit C.        Settlement Agreement, dated as of November 19, 1997, by and between the Trustee and Joseph Daniel Card (filed herewith).

Exhibit D.        Sale and Assignment Agreement, dated as of November 19,
                  1997, by and between the Trustee and the Issuer (filed herewith).

SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  January 26, 1998
                                             /s/ Harvey R. Miller
                                             -----------------------------
                                              Harvey R. Miller,
                                              as Trustee for the Liquidation
                                              of Stratton Oakmont, Inc.

                                  EXHIBIT INDEX
                                  -------------


Exhibit
-------

A. Form of Underwriting Agreement (incorporated herein by reference to Exhibit 1.1 to Amendment No. 2 to the Registration Statement on Form SB-2 (Registration No. 333-7915) filed by International Dispensing Corporation, (the "Form SB-2 #2")).

B. Form of Underwriter's Unit Purchase Option (incorporated herein by reference to Exhibit 4.3 to the Form SB-2 #2).

C. Settlement Agreement, dated as of November 19, 1997, by and between the Trustee and Joseph Daniel Card (filed herewith).

D. Sale and Assignment Agreement, dated as of November 19, 1997, by and between the Trustee and the Issuer (filed herewith).